August 29, 2008

Mr. Enrico Cavatorta
Chief Financial Officer
Luxottica Group S.p.A.
Via Cantu 2
Milan 20123, Italy

> **Re:** **Luxottica Group S.p.A.**
> **Annual Report on Form 20-F**
> **Filed June 26, 2008**
> **File No. 001-10421**

Dear Mr. Cavatora:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 3 Risk Factors, page 8

1.   We note Mr. Del Vecchio's 69.31% ownership stake. In future filings please add risk factors discussing the impact his ownership and control could have on investors, including the potential to make an acquisition of the company more difficult.

Item 6 Directors Senior Management and Employees, page 51

2.   We note your disclosure in the second paragraph on page 58 regarding severance benefits provided to Mr. Guerra. Please tell us why you have not included this agreement as an exhibit, pursuant to instructions as to Exhibits 4(c) to Form 20-F or tell us whether filing such information is not required in the company's home country and is not otherwise publicly disclosed by the company pursuant to Instruction 4(c)(iv).

Item 7 Related Party Transactions, page 65

3.   In future filings, please expand your discussion of related party transactions to provide the nature and extent of the transactions so that investors can fully understand whether the terms of the transaction are fair to the company. For example, please expand your discussion of the lease with your chairman to include the size of the lease and whether you believe the rate is fair to the company. Also, please include in your disclosure details of the services performed for RBA and whether the rate charged for such services is fair to the company. Refer to Item 7(B) of Form 20-F.

4.   Please tell us why you have not disclosed the receivable from your chairman as described in the second full paragraph in Note 2 on page F-18.

5.   Please tell us why you have not filed as exhibits the agreements with related parties described in this section. Please see the Instructions as to Exhibits 4(b)(i) to Form 20-F.

        Please respond to our comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3635 with any other questions.

Sincerely,

Tim Buchmiller
Senior Attorney